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                                                                       EXHIBIT 4

                                   May 8, 1998




Ms. Rhonda I. Kochlefl
988 Lake Street
Winnetka, Illinois  60093

         Re:      Sale Incentive Pools


Dear Rhonda:

         I am pleased to tell you that the board of directors of Donnelley Enterprise Solutions Incorporated ("DESI") has approved two sale incentive pools for DESI management in connection with the contemplated Sale of DESI, plus an additional sales incentive for you. If you are an employee of DESI through the closing of the Sale of DESI (as defined below), you will be eligible for consideration for an award under both pools and the additional sale incentive award as explained in this letter.

         1. Qualitative performance sale awards. The DESI Outside Board has authorized a pool of up to $350,000 for "qualitative performance sale awards." While it is contemplated that qualitative sale performance awards will be paid to eligible individuals, the amount of any such award (which may vary among recipients) will be determined by the non-employee members of DESI's board of directors ("DESI Outside Board") acting in its sole discretion. Your qualitative performance sale award, if any, will be based on the DESI Outside Board's evaluation of the following factors:

                  - the extent of your cooperation in advancing the interests of DESI shareholders throughout the sale process;

                  - the enthusiasm with which you participate in the sale process;

                  - the quality of your dealings with the prospective buyers, the DESI board, investment bankers, accountants, and their respective counsel and counsel to DESI;

                  - the manner in which you present the company's story to potential buyers and others.

         2. Quantitative sale award. The DESI Outside Board has also authorized a "quantitative sale award" pool. The size of the pool will be a percentage of the amount by



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Ms. Rhonda I. Kochlefl
May 8, 1998
Page 2


which the net proceeds from the Sale of DESI exceeds a threshold amount. Both the percentage and the threshold have been determined by the DESI Outside Board. There is no maximum limitation on the size of the quantitative sale award pool, and at favorable sales prices the quantitative sale award pool could aggregate $600,000 or more.

         Although no quantitative sale award will be payable if less than 100% of DESI is sold, the net proceeds from sales of all portions of DESI will be taken into account in determining the net proceeds from the Sale of DESI.

         3. Additional sale incentive award. The DESI Outside Board has also authorized an additional sale incentive award to be payable to you. The size of the additional sale incentive award will be a percentage of the amount by which the net proceeds from the Sale of DESI exceeds a threshold amount. Both the percentage and the threshold have been determined by the DESI Outside Board. There is no maximum limitation on the size of the additional sale incentive award, and at favorable sales prices the additional sale incentive award could be $300,000 or more. Although no additional sale incentive award will be paid to you if less than 100% of DESI is sold, the net proceeds from sales of all portions of DESI will be taken into account in determining the net proceeds from the Sale of DESI.

         4. Conditions applicable to all awards. Any award is subject to the following:

                  a. It is contemplated that no more than five individuals will be eligible for awards under the qualitative sale award pool and that five individuals will be eligible for awards under the quantitative sale award pool.

                  b. Award amounts, if any, under the qualitative sale award pool will be determined by the DESI Outside Board in its sole discretion. The DESI Outside Board need not allocate 100% of the qualitative sale award pool.

                  c. Any award amounts payable will be paid at the closing of the Sale of DESI.

                  d. Any award amount is subject to applicable withholding.

                  e. The DESI Outside Board retains the exclusive right to construe and interpret the terms and conditions set forth in this letter and to determine and apply the criteria for measuring and payment of an award.

                  f. Nothing in this letter or the terms of the sale incentive award pools grants or implies a right to continued employment by DESI.




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Ms. Rhonda I. Kochlefl
May 8, 1998
Page 3



         5. "Sale of DESI" means any transaction or series of related transactions, the last of which closes prior to January 1, 1999, which the DESI Outside Board in its sole discretion determines to result in the transfer of all or substantially all of DESI's business by sale, merger, or otherwise, to one or more persons. The "closing" of the Sale of DESI will occur on the last date as of which a transaction included as part of the Sale of DESI is completed, as determined by the DESI Outside Board.

         Your enthusiastic participation in the sale of DESI is key to its success and we look forward to an exciting few months.

                                                   Very truly yours,

                                            DONNELLEY ENTERPRISE SOLUTIONS
                                            INCORPORATED



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